UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                           FORM 10-SB
           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS

 Pursuant to Section 12(b) or (g) of the Securities and Exchange
                           Act of 1934

                                2









                       HOLMES HERBS, INC.
     (Exact name of registrant as specified in its charter)







Nevada                                            88-0412635
(State of organization) (I.R.S. Employer Identification No.)

3651 Lindell Rd., Suite A, Las Vegas, NV  89103
(Address of principal executive offices)

Registrant's telephone number, including area code (702) 873-7404

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
          Common stock, par value $.001 per share


ITEM 1.   DESCRIPTION OF BUSINESS

                           Background

HOLMES HERBS, INC. (the "Company") is a Nevada corporation formed on December 3, 1998. Its principal place of business is located at 3651 Lindell Rd., Suite A, Las Vegas, NV 89103.

                       Business of Issuer

The Company was organized to engage in any lawful corporate business. Since its inception, the Company's main activity has been organizational.

The Company plans to engage in both wholesale and retail distribution of herbal products beginning in Las Vegas, Nevada. The Company will rely on newspaper advertisements and later will use e-commerce to implement its marketing objectives. The Company also intends to utilize direct mailing and e-mail to solicit manufacturers and retailers of products.

The company has not yet introduced any products, and has not entered into agreements with any suppliers. Once the Company begins offering products for sale, it will face competition from existing suppliers. Competition in these products is primarily centered on quality, price, brand recognition and service, with an emphasis on the service. To be competitive in these marketplaces, the Company must effectively maintain and promote the quality of both the products and service among consumers and establish strong marketing relationships with manufacturers and distributors of the products. While the Company believes that it will compete effectively, many of the competitors have substantially greater resources and well recognized business names. The Company believes it can take advantage of its smaller size to attract customers seeking more personalized service. The Company expects to attract customers via various internet search engines upon completion of various web pages.

                       Marketing Strategy

The Company intends to engage in both the wholesale and retail distribution of herbal products. The Company intends to initially rely on newspaper advertisements and later on e-commerce to implement the Company's marketing objectives. The Company also intends to utilize direct mailing, and e-mail to solicit manufacturers and Retailers of products which will be sold by the Company.

The Company's marketing and licensing strategy is to (i) establish and expand a clientele; (ii) expand the number of advertisements; and (iii) acquire or establish relationships with major manufacturers businesses, companies, properties or technologies.

The Company will purchase most of its inventory from manufacturers principally in North America and the Orient. To date, no contracts have been executed and the Company does not anticipate entering into any contracts due to lack of funding. Upon funding, letters of credit may be sought.

The   need  for  herbal  products  increases  as  the  increasing population has begun returning to nature (herbs) to heal any ailments. The Company does not anticipate being dependent on one major or a few major customers. The business will supply to major herbal retailers and the general public. Also listing the web page(s) throughout various search engines should provide the Company with numerous business opportunities.

As of the date of this Registration Statement, the Company has one part time employee, who to this date has not entered into an employment arrangement with the Company. Due to the lack of funding, the Company has no collective bargaining agreements covering its only employee, has not experienced any material labor disruption and is unaware of any efforts or plans to organize its future employees. The Company considers relations with its employee to be good.

Other than the early design stages of its website, the Company has no intellectual property rights.

ITEM 2.   MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR   PLAN   OF
          OPERATION

NOTE REGARDING PROJECTIONS AND FORWARD LOOKING STATEMENTS

This statement includes projections of future results and "forward-looking statements" as that term is defined in Section 27A of the Securities Act of 1933 as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). All statements that are included in this Registration Statement, other than statements of historical fact, are forward-looking statements. Although Management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations are disclosed in this Statement, including, without limitation, in conjunction with those forward-looking statements contained in this Statement.

The Company plans to engage in both wholesale and retail distribution of herbal products based on natural remedies. Additional funding through private placement will be necessary to enable the Company to lease a suitable office warehouse facility in Las Vegas and to enable the Company to complete its web page and to secure contracts with suppliers and buyers of the products.

                            Liquidity

The Company will have to raise additional capital in the next twelve months. As of December 31, 1999, the Company had nominal working capital and results. In order to satisfy the liquidity needs of the Company for the following twelve months, the Company will be primarily dependent upon proceeds from the sale of the Company's common and/or preferred stock and possible cash flow from operations. Historically, revenues from existing operations have not been adequate to fund the operations of the Company. If the Company is unable to obtain adequate funds from the sale of its stock in public offerings, private placements, or alternative financing arrangements, it may be necessary to postpone any additional acquisitions or the Company's ability to obtain Letters of Credit. The Company, under such circumstances, would resort to using cash flow for internal growth.

While the Company has raised capital to meet its working capital and financing needs, additional financing is required in order to complete the planned improvements necessary to the Company's acquisitions. The Company is seeking financing, in the form of equity and debt in order to make the necessary improvements and provide working capital. There are no assurances the Company will be successful in raising the funds required.

The Company has issued shares of its Common Stock from time to time in the past to satisfy certain obligations and expects in the future to also acquire certain services, satisfy indebtedness and/or make acquisitions utilizing authorized shares of the capital stock of the Company. If operations and cash flow can be improved through these efforts, management believes that the
Company's liquidity problems will be resolved and that the Company can continue to operate. However, no assurance can be given that management's actions will result in profitable operations.

The plan of the Company is to raise more financing as soon as the Company's shares are approved for trading to enable the Company to enter into purchase and supply contracts. An overall budget of $650,000 for the first year should achieve the Company's goals. The Company does not anticipate that there will be a need to dramatically increase the number of employees over the next twelve months.

                          Risk Factors

The Company's business is subject to numerous risk factors, including the following:

NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS. The Company has had no operating history and has received no revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until it completes a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company completes a business combination with a profitable business opportunity. There is no assurance that the Company will identify a business opportunity or complete a business combination.

SPECULATIVE NATURE OF COMPANY'S PROPOSED OPERATIONS. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition, and management of the identified business opportunity. While management intends to seek business combinations with entities having established operating histories, it cannot assure that the Company will successfully locate candidates meeting such criteria. In the event the Company completes a business combination, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm together with numerous other factors beyond the Company's control.

COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. Once the Company begins offering products for sale, it will face competition from existing suppliers. Competition in these products is primarily centered on quality, price, brand recognition and service, with an emphasis on the service. To be competitive in these marketplaces, the Company must effectively maintain and promote the quality of both the products and service among consumers and establish strong marketing relationships with manufacturers and distributors of the products. While the Company believes that it will compete effectively, many of the competitors have substantially greater resources and well recognized business names. The Company believes it can take advantage of its smaller size to attract customers seeking more personalized service., the Company expects to attract customers via various internet search engines upon completion of various web pages.

NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER TRANSACTION - NO STANDARDS FOR BUSINESS COMBINATION. The Company has no arrangement, agreement, or understanding with respect to engaging in a business combination with any private entity. There can be no assurance the Company will successfully identify and evaluate suitable business opportunities or conclude a business combination. Management has not identified any particular industry or specific business within an industry for evaluations. The Company has been in the developmental stage since inception and has no operations to date. Other than issuing shares to its original shareholders, the Company never commenced any operational activities. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth, or other negative characteristics.

CONTINUED MANAGEMENT CONTROL, LIMITED TIME AVAILABILITY. While seeking a business combination, management anticipates devoting up to twenty hours per month to the business of the Company. The Company's officers have not entered into written employment agreements with the Company and are not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations. See "MANAGEMENT."

CONFLICTS OF INTEREST - GENERAL. The Company's officers and directors participate in other business ventures which compete directly with the Company. Additional conflicts of interest and non "arms-length" transactions may also arise in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. The Company's Board of Directors has adopted a resolution which prohibits the Company from completing a combination with any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest. Management is not aware of any circumstances under which this policy could be changed while current management is in control of the Company. See "Item 5". DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS - CONFLICTS OF INTEREST."

REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Companies subject to Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") must provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or even preclude the Company from completing an otherwise desirable acquisition. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. The Company has not conducted or received results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. If there is demand for a business combination as contemplated by the Company, there is no assurance the Company will successfully complete such transaction.

LACK   OF  DIVERSIFICATION.  In  all  likelihood,  the  Company's proposed operations, even if successful, will result in a business combination with only one entity. Consequently, the resulting activities will be limited to that entity's business. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry, thereby increasing the risks associated with the Company's operations.

REGULATION. Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's common stock held by them, or resign as members of the Board of Directors of the Company. The resulting change in control of the Company could result in removal of one or more present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING BUSINESS COMBINATION. The Company's primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in the Company issuing securities to shareholders of such private company. Issuing previously authorized and unissued common stock of the Company will reduce the percentage of shares owned by present and prospective shareholders, and a change in the Company's control and/or management.

TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Typically, these transactions may be structured to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity. Management cannot assure that a business combination will meet the statutory requirements for a tax-free reorganization, or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

REQUIREMENT OF AUDITED FINANCIAL STATEMENTS MAY DISQUALIFY BUSINESS OPPORTUNITIES. Management believes that any potential target company must provide audited financial statements for review, and for the protection of all parties to the business combination. One or more attractive business opportunities may forego a business combination with the Company, rather than incur the expenses associated with preparing audited financial statements.

BLUE SKY CONSIDERATIONS. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, and the Company has no current plans to register or qualify its shares in any state, holders of these shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue sky restrictions upon the ability of new investors to purchase the securities. These restrictions could reduce the size of any potential market. As a result of recent changes in federal law, non-issuer trading or resale of the Company's securities is exempt from state registration or qualification requirements in most states. Accordingly, investors should consider any potential secondary market for the Company's securities to be a limited one.

ITEM 3.   DESCRIPTION OF PROPERTY.

The Company's principal executive and administrative offices are temporarily located at 886 Calverhill Street, North Vancouver, BC, Canada V7L 1X9, which is provided by the President at no charge to the Company. The Company also uses shared office space with secretarial services located at 3651 Lindell Rd., Suite A, Las Vegas, Nevada 89103 at no cost to the Company, and Management expects this arrangement to continue. The Company pays its own charges for long distance telephone calls and other miscellaneous secretarial, photocopying, and similar expenses. This is a verbal agreement between Vegas Commerce Center and the Board of Directors.

ITEM 4.   SECURITY  OWNERSHIP  OF CERTAIN BENEFICIAL  OWNERS  AND
          MANAGEMENT.

None of the officers or directors own any of the Company's Common
Stock. There are no individuals who own five percent (5%) of the Company's Common Stock.

 ITEM 5.  DIRECTORS,  EXECUTIVE OFFICERS, PROMOTERS, AND  CONTROL
          PERSONS

The members of the Board of Directors of the Company serve until the next annual meeting of the stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors.

There are no agreements for any officer or director to resign at the request of any other person, and none of the officers or directors named below are acting on behalf of, or at the direction of, any other person.

The Company's officers and directors will devote their time to the business on an "as-needed" basis, which is expected to require 5-10 hours per month.

Information as to the directors and executive officers of the Company is as follows:



Name/Address             Age               Position
Patricia Wiate           46                President, Secretary,
                                           Treasurer and
                                           Director

Patricia Wiate; President, Secretary, Treasurer and Director

Ms. Wiate has been the President, Secretary, Treasurer and Director of the Company since incorporation on December 3, 1998. Ms. Wiate has been involved in retail sales and marketing including pottery from 1989 through 1996 and wine from 1997 through 1999. Prior to that time she studied wine in Europe while her husband was in the military.

There are no promoters of the Company. The Company's Board of Directors has not established any committees.

                      Conflicts of Interest

Certain conflicts of interest now exist and will continue to exist between the Company and its officers and directors due to the fact that Ms. Wiate has other business interests to which she devotes her primary attention. Ms. Wiate may continue to do so, notwithstanding the fact that management time should be devoted to the business of the Company. Ms. Wiate may in the future become a shareholder, officer or director of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

Ms. Wiate so long as she remains an officer or director of the Company, is subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to her attention, either in the performance of her duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that she is affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director.

                 Investment Company Act of 1940

Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

ITEM 6.   EXECUTIVE COMPENSATION

The Company's officer and/or director has not received any compensation for her services rendered to the Company, nor has she received such compensation in the past. She has agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Registrant has generated revenues from operations. As of the date of this registration statement, the Company has no funds available to pay Ms. Wiate and she is not accruing any compensation pursuant to any agreement with the Company.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Registrant for the benefit of its employees.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

ITEM 8.   LEGAL PROCEEDINGS

The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 9.   MARKET   FOR  COMMON  EQUITY  AND  RELATED  STOCKHOLDER
          MATTERS.

The Company's common stock is not yet quoted on any market or quotation system in the United States. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the after-market for the Company's securities.

                          Market Price

The Registrant's Common Stock is not quoted at the present time.

Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and
(ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for initial listing on the NASDAQ Small Cap market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4 per share. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in net tangible assets and a $1,000,000 market value of its publicly-traded securities. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share.

Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

                             Holders

There are 47 holders of the Company's Common Stock. The company issued 100,000 shares of Common Stock on December 31, 1998 and an additional 30,000 shares of Common Stock on November 12, 1999. The Company also issued and sold 100,000 shares on March 23, 1999, pursuant to a Rule 504 of Regulation D Offering promulgated under the Securities Act. These shares were issued for a price of $0.10 per share pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act").

On  December  31, 1998, the Company issued the following  shares:
5,000 to Maria Aguilar; 10,000 to Kim Chan; 10,000 to Roger Farmer; 5,000 to Martin Kay; 7,500 to Sharon Kennedy; 5,000 to John Lynch; 10,000 to William Miller; 5,000 to David Owens; 7,500 to Christine Roberts; 10,000 to Jesus Sanchez; 7,500 to Mary Sullivan; 7,500 to Mark Ventura; and 10,000 to Chi Yang.

On March 23, 1999, pursuant to an executed Subscription Agreement at the price of $.10 per share, the Company issued the following shares: 2,000 to Sarah Adams; 3,000 to William Bruce; 5,000 to David Cardenas; 4,000 to John Daniels; 3,000 to Shirley Dickenson; 5,000 to James Elliott; 5,000 to Julia Evans; 2,000 to Jesse Graham; 2,500 to Susan Hahn; 3,000 to Michael Hall; 5,000 to Dennis Harrison; 2,500 to Gary Lawson; 4,000 to John Lucas; 4,500 to Michelle Mahoney; 5,000 to Charles Mann; 3,000 to Anna Marshall; 2,500 to Jose Martinez; 5,000 to Joseph Murphy; 3,000 to Nancy Nash; 2,000 to Heather Nelson; 3,000 to Diane Oliver;
2,000 to Juan Ortega; 3,000 to John Parker; 3,000 to William Parks; 1,500 to John Richardson; 4,000 to Robert Rivera; 1,500 to Robert Shannon; 2,500 to Patricia Smith; 1,500 to Antonio Torres; 2,000 to Charles Tucker; 1,500 to John Valentine; 3,000 to Michael Ward and 2,000 to David Wright.

On  November 12, 1999, the Company issued 30,000 shares  to  Bill
Aaron.

                            Dividends

The Registrant has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

The Company has not agreed to register any shares of its common stock for any shareholder. There are presently 230,000 shares of common stock outstanding. Of these, a total of 130,000 shares are restricted pursuant to Rule 144 promulgated under the Securities Act.

On  December  31, 1998, the Company issued the following  shares:
5,000 to Maria Aguilar; 10,000 to Kim Chan; 10,000 to Roger Farmer; 5,000 to Martin Kay; 7,500 to Sharon Kennedy; 5,000 to John Lynch; 10,000 to William Miller; 5,000 to David Owens; 7,500 to Christine Roberts; 10,000 to Jesus Sanchez; 7,500 to Mary Sullivan; 7,500 to Mark Ventura; and 10,000 to Chi Yang.

On March 23, 1999, pursuant to an executed Subscription Agreement at the price of $.10 per share, the Company issued the following shares: 2,000 to Sarah Adams; 3,000 to William Bruce; 5,000 to David Cardenas; 4,000 to John Daniels; 3,000 to Shirley Dickenson; 5,000 to James Elliott; 5,000 to Julia Evans; 2,000 to Jesse Graham; 2,500 to Susan Hahn; 3,000 to Michael Hall; 5,000 to Dennis Harrison; 2,500 to Gary Lawson; 4,000 to John Lucas; 4,500 to Michelle Mahoney; 5,000 to Charles Mann; 3,000 to Anna Marshall; 2,500 to Jose Martinez; 5,000 to Joseph Murphy; 3,000 to Nancy Nash; 2,000 to Heather Nelson; 3,000 to Diane Oliver;
2,000 to Juan Ortega; 3,000 to John Parker; 3,000 to William Parks; 1,500 to John Richardson; 4,000 to Robert Rivera; 1,500 to Robert Shannon; 2,500 to Patricia Smith; 1,500 to Antonio Torres; 2,000 to Charles Tucker; 1,500 to John Valentine; 3,000 to Michael Ward and 2,000 to David Wright.

On  November 12, 1999, the Company issued 30,000 shares  to  Bill
Aaron.

In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

ITEM 11.  DESCRIPTION OF SECURITIES.

                          Common Stock

The Company's Articles of Incorporation authorizes the issuance of 50,000,000 shares of Common stock, par value $.001 per share, of which 230,000 are issued and outstanding. The shares are non-
assessable,  without  pre-emptive  rights,  and  do   not   carry
cumulative voting rights. Holders of common shares are entitled to one vote for each share on all matters to be voted on by the stockholders. The shares are fully paid, non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to share ratably in dividends, if any, as may be declared by the Company from time-to-
time,   from  funds  legally  available.  In  the  event   of   a
liquidation, dissolution, or winding up of the Company, the holders of shares of common stock are entitled to share on a pro-rata basis all assets remaining after payment in full of all liabilities.

Management is not aware of any circumstances in which additional shares of any class or series of the Company's stock would be issued to management or promoters, or affiliates or associates of either.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud, or a knowing violation of the law, since provisions have been made in the Articles of Incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising from their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud, or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws.

The officers and directors of the Company are accountable to the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of himself and all others similarly stated shareholders to recover damages where the Company has failed or refused to observe the law.

Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

ITEM 13.  FINANCIAL STATEMENTS.

The  financial statements and supplemental data required by  this
Item  13  follow the index of financial statements  appearing  at
Item 15 of this Form 10-SB.

ITEM 14.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS   ON
          ACCOUNTING AND FINANCIAL DISCLOSURE.

The Registrant has not changed accountants since its formation, and Management has had no disagreements with the findings of its accountants.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

FINANCIAL STATEMENTS

          Report of Independent Auditors, dated June 2, 2000

          Balance  Sheet  as of December 31, 1998,  December  31,
            1999 and
            March 31, 2000

          Statement of Operation for the years ended December 31, 1998 and December 31, 1999

          Statement of Stockholders' Equity

          Statement  of  Cash Flows for the years ended  December
            31, 1998 and December 31, 1999

          Notes to Financial Statements

                 INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors and Stockholders of Holmes Herbs, Inc.
Las Vegas, Nevada

     I have audited the accompanying balance sheets of Holmes Herbs, Inc. (a development stage company) as of March 31, 2000, and March 31, 1999, and the related statements of operations, cash flows, and changes in stockholders' equity for the period from December 3, 1998 (date of inception) to March 31, 2000. These statements are the responsibility of Holmes Herbs, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Holmes Herbs, Inc. as of March 31, 2000, and March 31, 1999, and the results of operations, cash flows, and changes in stockholders' equity for the periods then ended, as well as the cumulative period from December 3, 1998, in conformity with generally accepted accounting principles.

David Coffey, C. P. A.
Las Vegas, Nevada
June 2, 2000

HOLMES HERBS, INC.
( A DEVELOPMENT STAGE COMPANY )
BALANCE SHEETS

                           <                  <
                           C                  C
                           >                  >

                                 March 31,        March
                                                   31,
                                    2000            1999
ASSETS                          ------------      ---------

Cash                       $              41  $          71
                                ------------      ---------
 Total Assets              $              41  $          71
                                  ==========      =========

LIABILITIES &
STOCKHOLDERS' EQUITY

Accounts payable           $           1,400  $         400
                                ------------      ---------
 Total Liabilities                     1,400            400

Stockholders' Equity
 Common stock, authorized
 50,000,000 shares at .001
par value,
 230,000 and 200,000
shares, respectively,
 issued and outstanding                  230            200
 Additional paid-in                    3,620          3,650
capital
 Deficit accumulated
during the
 development stage                   (5,209)        (4,179)
                                ------------      ---------
   Total Stockholders'               (1,359)          (329)
Equity


 Total Liabilities and     $              41  $          71
Stockholders' Equity




The accompanying notes are an integral part of these financial statements.



                             -  2  -



HOLMES HERBS, INC.
( A DEVELOPMENT STAGE COMPANY )
STATEMENTS OF OPERATIONS AND DEFICIT
ACCUMULATED DURING THE DEVELOPMENT STAGE
( With Cumulative Figures From Inception )

                         <               <                <
                         C               C                C
                         >               >                >

                                                               From
                                                           Inception,
                           Jan. 1, 2000,       Jan. 1,      Dec. 3, 1998
                                to            1999, to          To
                           Mar. 31, 2000       Mar. 31,       Mar. 31,
                                                1999           2000
                           -------------     ------------   ------------
Income                   $             0 $                $            0

Expenses
 Office and                             0           3,779           3,809
administrative expenses
 Professional fees                  1,000               0           1,000
 Organizational costs                   0               0             400
                               ----------      ----------      ----------
Total expenses                      1,000           3,779           5,209

Net loss                          (1,000)         (3,779)         (5,209)
                                                           $     ========

Retained earnings,                (4,209)           (400)
beginning of period
                               ----------      ----------
Deficit accumulated
during the
development stage        $       (5,209) $       (4,179)
                                 ========        ========


Earnings ( loss ) per
share
assuming dilution:
Net loss                 $          0.00 $        (0.03)  $       (0.02)
                                 ========        ========        ========

Weighted average shares           230,000         133,333         178,125
outstanding
                                 ========        ========        ========

The accompanying notes are an integral part of these financial statements.

                              - 3 -
HOLMES HERBS, INC.
( A DEVELOPMENT STAGE COMPANY )
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM DECEMBER 3, 1998  ( Date of Inception )
TO MARCH 31, 2000

                                 <              <              <
                                 C              C              C
                                 >              >              >


                           Common Stock           Additional       Total
                      Shares          Amount        Paid-in
                                                    Capital
                   -----------     -----------    -----------   ----------
                                 $              $              $
Balance,
December 3, 1998         -----            -----         -----         -----

Issuance of
common
stock for cash
December 31, 1998      100,000              100             0           100

Less net loss                0                0             0         (400)
                     ---------        ---------     ---------     ---------
Balance,
December 31, 1998      100,000   $          100 $           0  $      (300)

Issuance of
common
stock for cash
March 23, 1999         100,000              100         9,900        10,000

Issuance of
common
stock for cash          30,000               30         2,970         3,000
Nov. 10, 1999

Less offering                0                0       (9,250)       (9,250)
costs

Less net loss                0                0             0       (3,809)
                     ---------        ---------     ---------     ---------
Balance,
December 31, 1999      230,000              230         3,620         (359)

Less net loss                0                0             0       (1,000)
                     ---------        ---------     ---------     ---------
Balance,
March 31, 2000         230,000   $          230 $       3,620  $    (1,359)
                      ========         ========      ========      ========

The accompanying notes are an integral part of these financial statements

HOLMES HERBS, INC.
( A DEVELOPMENT STAGE COMPANY )
STATEMENTS OF CASH FLOWS
( With Cumulative Figures From Inception )

                              <                <               <
                              C                C               C
                              >                >               >
                                                                      From
                                                                   Inception,
                                Jan. 1, 2000,       Jan. 1,        Dec. 3,
                                      to           1999, to         1998
                                Mar. 31, 2000      Mar. 31,       To Mar. 31,
                                                     1999             2000
                                 -----------     ------------     ------------
CASH FLOWS PROVIDED BY
OPERATING

ACTIVITIES
Net Loss                      $        (1,000) $       (3,779) $       (4,209)
Non-cash items included in
net loss
Adjustments to reconcile net
loss to
 cash used by operating
activity
   Accounts payable                       1,000               0             400
                                     ----------       ---------    ------------
     NET CASH PROVIDED BY
     OPERATING ACTIVITIES                     0         (3,779)         (3,809)

CASH FLOWS FROM INVESTING                     0               0               0
ACTIVITIES

CASH FLOWS FROM FINANCING
ACTIVITIES
   Sale of common stock                       0             100             230
   Paid-in capital                            0           9,900          12,870
   Less offering costs                        0         (6,250)         (9,250)
                                     ----------       ---------    ------------
     NET CASH PROVIDED BY
     FINANCING ACTIVITIES                     0           3,750           3,850

     NET INCREASE IN CASH                     0            (29) $            41
                                                                     ==========
CASH AT BEGINNING OF PERIOD                  41             100
                                    -----------       ---------
     CASH AT END OF PERIOD    $             41 $            71
                                       ========        ========

The accompanying notes are an integral part of these financial statements.

HOLMES HERBS, INC.
( A DEVELOPMENT STAGE COMPANY )
NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 2000, AND MARCH 31, 1999



NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The Company was incorporated on December 3, 1998, under the laws of the State of Nevada. The business purpose of the Company is to procure and resell herbal remedies.

 The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B OFFERING COSTS

 Offering costs were deducted from the proceeds of the public offering.

NOTE C EARNINGS (LOSS) PER SHARE

 Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. Since the Company has no common shares that are potentially issuable, such as stock options, convertible securities or warrants, basic and diluted EPS are the same.

NOTE D COMMON STOCK ISSUES

 On March 23, 1999, the Company completed the sale of  100,000 shares of it's common stock at $.10 per share for total proceeds of $10,000. The net proceeds were to be used for marketing of herbal remedies.

 On November 10, 1999, the Company sold by private placement
30,000 common shares at $.10 per share for a total of  $3,000.
The proceeds were to be used for working  capital.

                            EXHIBITS

          3.1 Articles of Incorporation

          3.2  By-Laws